UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   December 23, 2005                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                            AUGUST 31, 2005 AND 2004



--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
                                                                      Chartered
                                                                     Accountants



AUDITORS' REPORT



To the Shareholders of
Halo Resources Ltd.


We have audited the consolidated balance sheets of Halo Resources Ltd. as at August 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On December 1, 2005, we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at August 31, 2005 and 2004 and for the years ended August 31, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.




Vancouver, B.C.                                         /s/ D&H GROUP LLP
December 1, 2005                                      CHARTERED ACCOUNTANTS



                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31


                                                       2005            2004
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    893,525         329,065
Amounts receivable and prepaids (Note 3)                197,507          12,610
                                                   ------------    ------------
                                                      1,091,032         341,675

CAPITAL ASSETS (Note 4)                                  32,761               -

UNPROVEN MINERAL INTERESTS (Note 5)                  22,759,333          75,906

DEFERRED SHARE ISSUE COSTS (Note 16 (a))                 45,556               -
                                                   ------------    ------------
                                                     23,928,682         417,581
                                                   ============    ============

                                   LIABILITIES


CURRENT LIABILITIES

Accounts payable and accrued liabilities                584,221          62,965

REDEEMABLE PREFERRED SHARES (Note 6)                  8,000,000               -

ASSET RETIREMENT OBLIGATION (Note 15)                   938,500               -

FUTURE INCOME TAX LIABILITY (Notes 5(a) and 9)        5,328,000               -
                                                   ------------    ------------
                                                     14,850,721          62,965
                                                   ------------    ------------
COMMITMENT (Note 14)

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               28,487,576      20,914,102

CONTRIBUTED SURPLUS (Note 8)                            738,642         179,611

SHARE SUBSCRIPTIONS RECEIVED (Note 16(a))               958,950               -

DEFICIT                                             (21,107,207)    (20,739,097)
                                                   ------------    ------------
                                                      9,077,961         354,616
                                                   ------------    ------------
                                                     23,928,682         417,581
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE BOARD

/s/ MARC CERNOVITCH , Director
-------------------
/s/ NICK DEMARE     , Director
-------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                       2005            2004
                                                         $               $
REVENUES

Oil and gas sales                                             -          81,347
Interest and other                                       31,331             695
                                                   ------------    ------------
                                                         31,331          82,042
                                                   ------------    ------------
EXPENSES

Accretion (Note 15)                                      38,000               -
Production                                                    -          21,832
Depreciation, depletion and impairment                    4,132          10,441
General exploration                                      27,002               -
General and administrative                            1,060,276         183,539
Stock-based compensation                                559,031         179,611
Part XII.6 tax expense (Note 9)                          40,000               -
                                                   ------------    ------------
                                                      1,728,441         395,423
                                                   ------------    ------------
LOSS BEFORE THE FOLLOWING                            (1,697,110)       (313,381)

INTEREST EXPENSE                                              -         (29,817)

LOSS ON SALE OF PETROLEUM AND
    NATURAL GAS INTERESTS                                     -         (11,031)

GAIN ON SETTLEMENT OF
    ADVANCES                                                  -          97,207
                                                   ------------    ------------
LOSS BEFORE INCOME TAXES                             (1,697,110)       (257,022)

FUTURE INCOME TAX RECOVERY (Note 9)                   1,329,000               -
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                  (368,110)       (257,022)

DEFICIT - BEGINNING OF YEAR                         (20,739,097)    (20,482,075)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (21,107,207)    (20,739,097)
                                                   ============    ============

EARNING (LOSS) PER COMMON SHARE
    - BASIC AND DILUTED                                  $(0.02)         $(0.05)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,049,812       5,654,354
                                                   ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31



                                                       2005            2004
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (368,110)       (257,022)
Items not involving cash
    Accretion                                            38,000               -
    Depreciation, depletion and impairment                4,132          10,441
    Stock-based compensation                            559,031         179,611
    Loss on sale of petroleum and
        natural gas interests                                 -          11,031
    Gain on settlement of advances                            -         (97,207)
    Interest expense                                          -          29,817
    Future income tax recovery                       (1,329,000)              -
Increase in amounts receivable and prepaids            (184,897)         (5,497)
Increase in accounts payable and
    accrued liabilities                                 517,089          43,919
                                                   ------------    ------------
                                                       (763,755)        (84,907)
                                                   ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                         6,941,897       1,377,000
Common share subscriptions received                     958,950               -
Common share issue costs                               (692,979)              -
Repayment of advances                                         -        (951,622)
                                                   ------------    ------------
                                                      7,207,868         425,378
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to resource interests                      (5,842,760)        (99,841)
Proceeds from sale of resource interests                      -          78,630
Purchase of capital assets                              (36,893)              -
                                                   ------------    ------------
                                                     (5,879,653)        (21,211)
                                                   ------------    ------------
INCREASE IN CASH                                        564,460         319,260

CASH - BEGINNING OF YEAR                                329,065           9,805
                                                   ------------    ------------
CASH - END OF YEAR                                      893,525         329,065
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 13.

        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                          FOR THE YEARS ENDED AUGUST 31



                                                                               2005                                    2004
                                                   ------------------------------------------------------------    ------------
                                                                     BACHELOR        QUARTER
                                                      DUPORT           LAKE         MOON LAKE
                                                     PROPERTY        PROPERTY        PROPERTY          TOTAL           TOTAL
                                                         $               $               $               $               $

BALANCE - BEGINNING OF YEAR                              75,906               -               -          75,906               -
                                                   ------------    ------------    ------------    ------------    ------------
AMOUNTS INCURRED DURING THE YEAR

    EXPLORATION EXPENDITURES
       Airborne surveying                               250,268               -               -         250,268               -
       Assays                                            35,492          19,778             766          56,036               -
       Camp and equipment costs                         205,343           4,206               -         209,549               -
       Consulting                                       127,925          78,129          95,146         301,200               -
       Drilling                                         690,858         552,289         130,377       1,373,524               -
       Due diligence                                     23,296               -               -          23,296               -
       Field personnel                                  153,436          25,817               -         179,253               -
       Field supplies                                    38,888           2,444               -          41,332               -
       Filing                                             3,075           9,663           1,297          14,035               -
       Geological                                       199,030               -               -         199,030               -
       Miscellaneous                                     13,572          11,421              25          25,018               -
       Mobilization, trucking and backhoe                88,766               -               -          88,766               -
       Rent and utilities                                 9,350          21,319               -          30,669               -
       Site preparation                                       -         232,706               -         232,706               -
       Surveying                                         16,223               -               -          16,223               -
       Technical report                                       -          10,000               -          10,000               -
       Telephone                                          1,513           3,334               -           4,847               -
       Travel                                            75,505          39,847           3,368         118,720               -
       Reimbursement                                          -       1,818,123               -       1,818,123               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                      1,932,540       2,829,076         230,979       4,992,595               -
                                                   ------------    ------------    ------------    ------------    ------------

    ACQUISITION COSTS AND OTHER ITEMS
       Acquisition costs                              9,460,000       1,700,000         100,000      11,260,000               -
       Claims staking and lease rental costs             12,458               -               -          12,458           2,325
       Consulting                                             -               -               -               -          39,037
       Legal                                            221,213         156,380           7,614         385,207          20,944
       Others                                                 -               -               -               -          13,600
       Capitalized dividend on
          redeemable preferred shares                    41,667               -               -          41,667               -
       Future income tax adjustment                   5,091,000               -               -       5,091,000               -
       Asset retirement obligation                            -         900,500               -         900,500               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                     14,826,338       2,756,880         107,614      17,690,832          75,906
                                                   ------------    ------------    ------------    ------------    ------------
                                                     16,758,878       5,585,956         338,593      22,683,427          75,906
                                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF YEAR                                16,834,784       5,585,956         338,593      22,759,333          75,906
                                                   ============    ============    ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was previously engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004 and February 9, 2005, the Company entered into further option agreements to acquire additional unproven mineral interests. See also
         Note 5.

         The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         See also Note 16.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements for the 2004 fiscal year include the accounts of the Company and its former wholly-owned subsidiaries, Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). On August 31, 2004, the Company abandoned its investment in Safari, which was inactive throughout the 2004 fiscal year, and TMK, which had sold its remaining asset, and became inactive. Intercompany balances and transactions are eliminated on consolidation. The Company did not have any subsidiaries during the 2005 fiscal year.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year. Actual results may differ from those estimates.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



2.       ACCOUNTING POLICIES (continued)

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PETROLEUM AND NATURAL GAS INTERESTS

         The Company followed the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves were capitalized on a country-by-country basis. Costs included lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties were applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         Depletion of exploration and development costs and depreciation of production equipment was provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties were excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves were converted into equivalent units based upon relative energy content.

         In applying the full cost method, the Company performed a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, was compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow was estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess was charged against earnings.

         Substantially all of the Company's oil and gas exploration, development and production activities were conducted jointly with others and, accordingly, these consolidated financial statements reflected the Company's proportionate interest in such activities.

         CAPITAL ASSETS

         Capital assets are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, as follows:

                      Office furniture and equipment         20%
                      Computer and telephone equipment       25%
                      Field equipment and facility           20%

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



2.       ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Effective September 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations". Under this Section, future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

         The Company, where possible, has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         REVENUE RECOGNITION

         The Company recognized petroleum and natural gas revenues from its interests in producing wells as oil and gas was produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold was not significantly different from the Company's product entitlement.

         FOREIGN CURRENCY TRANSLATION

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



2.       ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       AMOUNTS RECEIVABLE AND PREPAIDS

                                                       2005            2004
                                                         $               $

         Commodity taxes receivable                     146,162           7,927
         Prepaids                                        25,302               -
         Other                                           26,043           4,683
                                                   ------------    ------------
                                                        197,507          12,610
                                                   ============    ============


4.       CAPITAL ASSETS

                                                                       2005                            2004
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK        NET BOOK
                                                       COSTS       DEPRECIATION        VALUE           VALUE
                                                         $               $               $               $

         Office furniture and equipment                   6,326             633           5,693               -
         Computer and telephone equipment                17,727           2,215          15,512               -
         Field equipment and facility                    12,840           1,284          11,556               -
                                                   ------------    ------------    ------------    ------------
                                                         36,893           4,132          32,761               -
                                                   ============    ============    ============    ============


                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



5.       UNPROVEN MINERAL INTERESTS


                                                       2005                                            2004
                                   --------------------------------------------    --------------------------------------------
                                                     DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION     EXPLORATION        TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                         $               $               $               $               $               $

         Duport                      14,902,244       1,932,540      16,834,784          75,906               -          75,906
         Bachelor Lake                2,756,880       2,829,076       5,585,956               -               -               -
         Quarter Moon Lake              107,614         230,979         338,593               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     17,766,738       4,992,595      22,759,333          75,906               -          75,906
                                   ============    ============    ============    ============    ============    ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 5,000 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 6). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, four mineral claims in the area of the Duport property, covering an area of approximately 5.5 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 1,400,000 common shares, at a fair value of
                  $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,293,123 cash and issued 700,000 common shares, at a fair value of $525,000. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



5.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company can exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid $100,000.

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005 the Company signed a letter of intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company paid $40,000 cash, issued 50,000 common shares of the Company, at a fair value of $60,000, and is required to complete a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $250,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.


6.       REDEEMABLE PREFERRED SHARES

         The Company has issued $8 million of its series 1 redeemable preferred shares (the "Redeemable Preferred Shares") as partial consideration of its purchase of the Duport Property described in Note 5(a).

         The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



6.       REDEEMABLE PREFERRED SHARES (continued)

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         (i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         (ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the 2005 fiscal year, the Company recorded $41,667 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at August 31, 2005, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.


7.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

         Issued common shares:                                 2005                            2004
                                                   ----------------------------    ----------------------------
                                                      SHARES           AMOUNT         SHARES           AMOUNT
                                                                         $                               $

         Balance, beginning of year                   9,443,859      20,914,102       2,926,859      19,537,102
                                                   ------------    ------------    ------------    ------------
         Issued during the year

         For cash
              Private placements                      7,324,894       6,688,797       6,000,000       1,290,000
              Exercise of warrants                    1,048,500         253,100         435,000          87,000
         For finder's fees                                    -               -          82,000          24,600
         Corporate finance                               40,000          34,000               -               -
         For unproven mineral interests               3,150,000       2,845,000               -               -
         Cancellation of escrow shares                   (1,488)              -               -               -
                                                   ------------    ------------    ------------    ------------
                                                     11,561,906       9,820,897       6,517,000       1,401,600
         Less:  flow-through share
                    renunciation (Note 9)                     -      (1,566,000)              -               -
                share issue costs                             -        (681,423)              -         (24,600)
                                                   ------------    ------------    ------------    ------------
                                                     11,561,906       7,573,474       6,517,000       1,377,000
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        21,005,765      28,487,576       9,443,859      20,914,102
                                                   ============    ============    ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



7.       SHARE CAPITAL (continued)

         (a) During the 2005 fiscal year the Company completed private placements, as follows:

                  i) on December 23, 2004, the Company issued 4,342,951 flow-through units at a price of $0.95 per flow-through unit and 2,673,530 non-flow-through units at a price of $0.85 per non- flow-through unit, for total gross proceeds of $6,398,304. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each non flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006. Certain directors and officers of the Company and their immediate family members have purchased 121,435 flow-through units for gross proceeds of $115,363.

                           The Company paid the agents a cash commission of $510,643 and issued 701,647 warrants (the "Agents' Warrants") and incurred $107,731 of costs relating to the financing. Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006. The Company also issued 40,000 units at a fair value of $0.85 per unit, each unit comprising of one common share and one-half share purchase warrant having the same terms as the non-flow-through units;

                  ii) on January 20, 2005, the Company issued 151,834 flow-through units at a price of $0.95 per flow-through unit; and 25,000 non-flow-through units at a price of $0.85 per non-flow- through unit, for total gross proceeds of $165,492. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each non-flow-through unit consisted of one common share and one share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007. The Company paid a cash finder's fee of $16,549. A director of the Company purchased 5,300 flow-through units for gross proceeds of $5,305; and

                  iii) on February 3, 2005, the Company issued 131,579 flow-through units at a price of $0.95 per flow-through unit for total gross proceeds of $125,000. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007. The Company paid a cash finder's fee of $12,500.

                  See also Note 16(c).

         (b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange ("TSXV"). The options have a maximum term of ten years.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



7.       SHARE CAPITAL (continued)

                  During the 2005 fiscal year the Company granted 1,078,000 stock options (2004 - 810,000) to its employees, directors and consultants and recorded compensation expense of $559,031 (2004 - $179,611).

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                                                    2005               2004
                                               --------------     --------------
                  Risk-free interest rate       2.28% - 2.92%      2.28% - 2.53%
                  Estimated volatility         52.44% - 105%        105% - 106%
                  Expected life                   1.5 years          1.5 years
                  Expected dividend yield             0%                 0%

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.43 (2004 - $0.40) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's options at August 31, 2005 and 2004, and the changes for the fiscal years ending on those dates is presented below:

                                                               2005                              2004
                                                   ----------------------------    ------------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                      NUMBER          AVERAGE         NUMBER          AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
                                                                         $                               $

                  Balance, beginning of year            810,000         0.61             92,857         0.40
                  Granted                             1,078,000         0.92            810,000         0.61
                  Cancelled/expired                    (200,000)        0.66            (92,857)        0.40
                                                   ------------                    ------------
                  Balance, end of year                1,688,000         0.80            810,000         0.61
                                                   ============                    ============

                  The following table summarizes information about the stock options outstanding and exercisable at August 31, 2005:

                                        WEIGHTED
                   OPTIONS               AVERAGE     WEIGHTED
                 OUTSTANDING            REMAINING    AVERAGE
                      AND     EXERCISE CONTRACTUAL   EXERCISE
                 EXERCISABLE   PRICE       LIFE       PRICE   EXPIRY DATE

                    600,000    $0.60    1.75 years    $0.60   May 31, 2007
                     60,000    $0.75    1.89 years    $0.75   July 22, 2007
                    150,000    $0.70    2.08 years    $0.70   September 27, 2007
                    878,000    $0.96    2.47 years    $0.96   February 17, 2008
                  ---------
                  1,688,000
                  =========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



7.       SHARE CAPITAL (continued)

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                       2005             2004

                  Balance, beginning of year          5,647,000               -
                  Issued pursuant to
                        private placements            5,733,359       6,000,000
                  Issued for finder's fee                     -          82,000
                  Exercised                          (1,048,500)       (435,000)
                                                   ------------    ------------
                  Balance, end of year               10,331,859       5,647,000
                                                   ============    ============

                  Common shares reserved pursuant to warrants outstanding at August 31, 2005, are as follows:


                      NUMBER      EXERCISE PRICE     EXPIRY DATE
                                        $

                   2,103,000          0.25           March 4, 2006
                   2,495,500          0.40           April 15, 2006
                   2,171,476       1.25 / 1.50       December 23, 2005 / 2006
                   2,673,530       1.10 / 1.35       December 23, 2005 / 2006
                     701,647          1.05           December 23, 2006
                      20,000       1.10 / 1.35       December 23, 2005 / 2006
                      75,917       1.25 / 1.50       January 20, 2006 / 2007
                      25,000       1.10 / 1.35       January 20, 2006 / 2007
                      65,789       1.25 / 1.50       February 3, 2006 / 2007
                  ----------
                  10,331,859
                  ==========

         (d) See also Notes 5 and 16.


8.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                       2005            2004
                                                         $               $

         Balance, beginning of year                     179,611               -
             Stock-based compensation (Note 7(b))       559,031         179,611
                                                   ------------    ------------
         Balance, end of year                           738,642         179,611
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



9.       INCOME TAXES

         The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

                                                       2005            2004

         Future income tax assets:
              Financing costs                           200,000               -
              Losses available for future periods     1,129,000               -
                                                   ------------    -------------
                                                      1,329,000               -
         Future income tax liabilities:
              Difference between book value and
                income tax costs of unproven
                  mineral interests                  (6,657,000)              -
                                                   ------------    -------------
         Net future income tax liabilities           (5,328,000)              -
                                                   ============    =============

         As at August 31, 2005, the Company has accumulated non-capital losses of approximately $3.2 million and cumulative resource and other tax pools of approximately $4.3 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2015. The cumulative resource and other tax pools can be carried forward indefinitely.

         During the 2005 fiscal year, the Company issued a total of 4,626,364 flow-through common shares for gross proceeds of $4,395,046 (see Note 7(a)). Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future income tax liability.

         The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended. During the 2005 fiscal year the Company incurred a $40,000
         Part XII.6 tax expense on the monthly unspent balance of flow-through funds. All of the flow-through funds were spent by May 31, 2005.

         See also Note 5(a).


10.      RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year, the Company was charged $158,350 (2004 - $69,638) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. Of this amount, $50,806 was directly related to resource interests and was deferred. As at August 31, 2005, accounts payable and accrued liabilities include $24,369 due to these related parties.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



10.      RELATED PARTY TRANSACTIONS (continued)

         (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.


11.      SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. As at August 31, 2005, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                               AS AT AUGUST 31, 2005
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
                                                         $               $               $

         Canada -mineral operations                  22,759,333               -               -
         Canada - corporate                           1,169,349          31,331        (368,110)
                                                   ------------    ------------    ------------
                                                     23,928,682          31,331        (368,110)
                                                   ============    ============    ============


                                                               AS AT AUGUST 31, 2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES      INCOME (LOSS)
                                                         $               $               $

         United States - petroleum operations                 -          81,347         169,728
         Canada - mineral operations                     75,906               -               -
         Canada - corporate                             341,675             695        (426,750)
                                                   ------------    ------------    ------------
                                                        417,581          82,042        (257,022)
                                                   ============    ============    ============


12.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2005 and 2004, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2005 and 2004, may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. It is not practicable to estimate the fair value of the Redeemable Preferred Shares.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005



13.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during fiscal 2005 and 2004 as follows:

                                                       2005            2004
                                                         $               $
         Financing activities

            Issuance of common shares for corporate
                finance fees                             34,000               -
            Common share issue costs                    (34,000)        (24,600)
            Common shares issued for finder's fees            -          24,600
            Issuance of common shares for unproven
                mineral interests                     2,845,000               -
            Issuance of Redeemable Preferred Shares
                for unproven mineral interests        8,000,000               -
            Share capital - future income
                tax adjustment                       (1,566,000)              -
            Future tax liability                      6,657,000               -
                                                   ------------    ------------
                                                     15,936,000               -
                                                   ============    ============

         Investing activities

            Common shares issued for unproven
                mineral interests                    (2,845,000)              -
            Redeemable Preferred Shares issued
                for unproven mineral interests       (8,000,000)              -
            Unproven mineral interests
                - accrued dividend                       (4,167)              -
            Unproven mineral interests
                - future income tax adjustment       (5,091,000)              -
                                                   ------------    ------------
                                                    (15,940,167)              -
                                                   ============    ============

         Operating activity
            Accrued dividend payable                      4,167               -
                                                   ============    ============

         Other supplementary cash flow information:

                                                       2005            2004
                                                         $               $

         Interest paid in cash                                -         105,484
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


14.      COMMITMENT

         The Company leases an office premise, expiring February 29, 2008. The minimum annual rental amounts to approximately $30,000.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2005


15.      ASSET RETIREMENT OBLIGATION

                                                       2005            2004
                                                         $               $

         Balance, beginning of year                           -               -
         Liabilities assumed on acquisition             900,500               -
         Accretion expense                               38,000               -
                                                   ------------    ------------
                                                        938,500               -
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


16.      SUBSEQUENT EVENTS

         (a) During September 2005, the Company completed a private placement of 3,293,070 flow-through units at a price of $0.70 per flow-through unit and 1,980,166 non-flow-through units at a price of $0.60 per non-flow-through unit, for total gross proceeds of $3,493,249. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at a price of $0.70. The Company paid a cash finder's fee of $266,394 and 523,323 warrants having the same terms as the private placement warrants.

                  As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs.

         (b) Subsequent to August 31, 2005, the Company granted options to its directors, employees and consultants to purchase 855,000 common shares of the Company at an exercise price of $0.75 per share, for a period of three years.

         (c) On November 22, 2005, the Company listed an aggregate of 5,011,711 warrants for trading on the TSXV. These warrants were originally issued pursuant to the private placements conducted during the 2005 fiscal year, as described in Note 7(a). In addition, the expiry dates of the warrants issued in Notes 7(a)(ii) and 7(a)(iii) were modified, with expiry dates of December 23, 2005 and December 23, 2006.

         (d)      See Note 5(b).

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       FOR THE YEAR ENDED AUGUST 31, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at December 23, 2005 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended August 31, 2005 and 2004 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. In July 2004, the Company entered into an agreement to acquire the Duport Property, located near Kenora, Ontario. This was followed by an option agreement, in November 2004, to option a 50% interest in the Bachelor Lake Property, located in the La Sueur Township, Quebec and, in February 2005, to option up to an 80% interest in the Quarter Moon Lake Property, located in Manitoba. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada with active exploration programs in Quebec, Ontario and Manitoba. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

On March 24, 2005, the Company received final approvals and completed the acquisition of the Duport Property from the Sheridan Platinum Group Ltd. whereby the Company acquired a 100% interest in 93 mineral claims over an area of approximately 5,000 hectares, located near Kenora, Ontario, for which the Company paid $250,000 cash and issued one million common shares at a fair value of $1,210,000 and $8 million in preferred shares.

The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

In February 2005, the Company commenced Phase I of a two phase exploration program. The Phase I program was designed to test and expand the down plunge extension of the prospective Main and East Zones and also along strike to the southwest where widely-spaced historical holes have intersected encouraging gold values.

A total of 23,262 ft. (7,090 m) of drilling in 23 holes was completed on March 28, 2005 as part of the Phase I drill program. A total of 20 significant gold intersections were made with an average intercept of 4.7 ft. at a grade of 0.380 opt (1.4 m at 13.0 g/t). As well, a total of 70 line km of magnetometer surveying was completed to the north and south of the Duport deposit.

In summary, the Phase I drilling expanded the zone of gold mineralization and potential mineral resources and has:

         -    confirmed and extended the 8,600N shoot with Hole 05-02  returning
              0.584 opt Au (uncut) over a core length of 13 ft. (20.02 g/t over 4.0 m), and Hole 05-06 returning 0.406 opt Au over a core length of 5.0 ft. (13.92 g/t over 1.5 m) at a vertical depth of 256 ft.(78 m) , and Hole 05-08 returning 0.386 opt Au over a core length of 3.4 ft. (13.23 g/t over 1.0 m) at a vertical depth of 680 ft. (207 m).

         - extended a potentially significant shoot at 7,500N with Hole 05-17 returning 0.215 opt Au over a core length of 9.0 ft. (7.37 g/t over 2.7 m), at a vertical depth of 225 ft. (69 m). Limited historical drilling in the 7,500N area returned up to 0.240 opt Au over a true width of 9.1 ft. (8.23 g/t over 2.8 m).

         - intersected additional gold mineralization at 7,000N with Hole 05-22 returning 0.329 opt Au over a core length of 3.0 ft. (11.28 g/t over 0.9 m) at a vertical depth of 360 ft. (110 m) and Hole 05-18 returning 0.226 opt Au over a core length of 4.0 ft. (7.75 g/t over 1.2 m) at a vertical depth of 920 ft. (280 m). This area is located about 2,000 ft. (610 m) south of the main body of the deposit.

         - returned promising gold values from the East Zone at shallow depths in the 7,500N area with Hole 05-13 intercepting 0.206 opt Au over a core length of 2.3 ft. (7.06 g/t over 0.7 m) at a vertical depth of 450 ft. (137 m), Hole 05-16 returning 0.426 opt Au over a core length of 5.0 ft. (14.61 g/t over 1,5 m) at a vertical depth of 680 ft. (207 m), and Hole 05-17 returning 0.238 opt Au over a core length of 4.8 ft. (8.16 g/t 1.5 m) at a vertical depth of 250 ft. (76 m).

         - delineated structural complexities within prospective lithologies related to major shear zones in the vicinity of the Duport deposit.

A total of 2,000 core samples were submitted to Accurassay Laboratories ("Accurassay"), an independent assay laboratory accredited by the Standards Council of Canada, in Thunder Bay, Ontario for gold analysis using fire assaying techniques. Accurassay received 56 CDN GS-5A standard samples and 39 CDN GS-12 standard samples. About 5% of the samples were submitted as standards, which are blind to the laboratory. The standards test the precision and accuracy of the assaying process, and also identify any numbering problems. Mr. Kevin Leonard, an independent consulting geologist and a Qualified Person, supervised the logging, splitting and sampling of the drill core and has reviewed and verified the technical information associated with the Duport Property.

Additionally, a seventy (70) line kilometer detailed surface geophysics program has confirmed the presence of several major structural discontinuities within the Duport Deformation Zone and adjacent to the existing deposit. These anomalies represent excellent targets for future exploration drilling and the potential for significant expansion of the Duport gold resource.

At the end of April, 2005, the Company retained Roscoe Postle Associates Inc. ("RPA") for the purposes of an in-house scoping study of the Duport Property. RPA's scope of work included a review of the Company's existing geologic database and also an interpretation of the Duport project with respect to the feasibility of proceeding to the next phase of exploration or development. The scoping study was intended to act as a guide in decision making to determine the timing and future exploration and development plans for the Project.

The scoping study was completed by the end of July, 2005 and concluded that further work is required. The principal conclusions of the scoping study were as follows:

    - A larger, higher-grade resource is required to generate positive economic results at current prices.
    - To source additional potential mill-feed a regional exploration program should include:
             - Exploration focused on determining which rock characteristics or structures may host thicker or higher-grade ore intersections, i.e. relating the morphology of Duport grade, thickness, and grade- thickness to the morphology of host shear zones.
             -    Compilation of regional assessment data.
             - Conduct satellite imagery studies to facilitate structural interpretation.
             -    Conduct and interpret airborne geophysical surveys.
             -    Relate airborne survey results to structural geology studies.
             -    Follow-up most favourable targets with ground geophysics.
             -    Test the most favourable targets with diamond drilling.

A key element of the scoping study was an updated resource estimate incorporating historical drilling information converted to digital format for the first time. The resource estimation was largely based on 74,227 m of historical diamond drilling from 1951 to 1988, as well as 7,090 m drilled by the Company in 2005. The resource was estimated using the contour method. The resource estimate by RPA, which conforms to Canadian NI 43-101 standards, was as follows:

                                    TONNES       AU          AU
                                   (1,000)      (G/T)       (OZ)

                Indicated          424,000      13.4      183,000

                Inferred           387,000      10.7      133,000


The effective date of the resource estimate is June 1, 2005 and is based on a cut-off grade of 6.86 g/t Au, a minimum thickness of 1.5 m, a gold price of US $400 per oz, a gold recovery of 91%. All assays were capped at 68.56 g/t. A new NI 43-101 report will be issued to support the resource estimate and to summarize all currently available information. It is anticipated that following the completion of the winter exploration it will be necessary to update the Scoping Study again to incorporate the results of the drill program and also to reflect changes in market assumptions.

In July 2005, The Company commissioned Fugro Airborne Surveys to carry out a helicopter-supported airborne magnetometer and electromagnetic ("EM") survey totaling 2,400 line km on the Duport Property. Previous operators at Duport carried out only limited exploration on additional targets such as the Golden Reef and Sirdar Peninsula gold showings. These zones offer attractive targets for the discovery of additional ounces located only a short distance from Duport. The preponderance of clustered gold showings spatially associated with the Stevens Island sub-volcanic complex is compelling evidence for the existence of major gold mineralization along strike of and at depth at Duport. Fugro Airborne Surveys completed 2,743 line kilometers of coverage at 50 and 100 meter line spacings between August 15 and September 2, 2005. This was accomplished by using a DIGHEM multi-coil, multi-frequency electromagnetic system, supplemented by a high sensitivity cesium magnetometer. The information from these sensors was processed to produce maps that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system ensures accurate positioning of the geophysical data with respect to the base maps.

The airborne geophysics survey has successfully identified a number of high priority targets. Each area contains single to multiple, short strike length, and moderate to strong EM conductors. The Duport deposit itself, shows a conspicuous EM response in the vicinity of two anomalous magnetic patterns. This correlates with drill data that suggest that Duport is located near a major contact between two lithologies and as such has been helpful in differentiating similar geological environments to this on the property. One of the objectives of the program was to identify additional, untested, Duport- style gold targets associated with altered shear zones containing sulphides related to fault structures, intrusive bodies and competency contrasts between differing lithologies.

The total field and vertical gradient magnetic maps outline several significant structural and lithological features very similar to those observed at the Duport deposit. These include:

         - The presence of a series of ovoid or annular features representing buried intrusive bodies that are aligned through the central portion of the property. These intrusive features modify the strong linear northeast fabric of the enclosing volcanic stratigraphy. The Duport deposit is situated on the western flank of the second most southerly of these bodies which correlates to an anorthosite complex.
         - The presence of regional east-northeast trending faults. The prominent fault that trends through the southernmost and largest circular feature abruptly truncates roof pendants capping this intrusive and demarcates two structural domains, one to the south showing more regular magnetic patterns and one to the north that is represented by patterns that are noticeably more discontinuous and broken up.

Of  major  importance  is  the  presence  of EM  anomalies  that  are  spatially
associated  with  prominent   structural  features  and   geophysically-inferred
contacts between lithologies and include the following:

         - Area 1 covers five untested short-strike length conductors near the contact of a large intrusive body akin to the geological environment illustrated at Duport.

         - Area 2 includes moderate to strong EM conductors that are located immediately west of Duport that may correlate with sheared sulphide-bearing volcanic rocks. The trend of the conductors indicates a possible fold-nose or closure in the volcanic stratigraphy north of Cameron Island.

         - Area 6 covers three EM anomalies situated along a lithological contact which is directly associated with a flexure in a regional fault lineament that is known to host gold mineralization 600 meters to the east.

A Phase II winter drill program is planned for January/February 2006 that has a two-fold objective that will:

         - test the Duport deposit in areas of structural complexity for the discovery of "high-grade" ounces. Duport remains open in all directions and,
         - test EM conductors covering the most attractive geological environments in close proximity to Duport and follow-up on other high priority satellite EM anomalies.


BACHELOR LAKE PROPERTY, QUEBEC

On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement. Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 2,100,000 common shares, at a fair value of $1,575,000. The Company was also responsible for a portion of exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the head of agreement and accordingly, reimbursed Wolfden $1,293,123. Under the terms of this agreement, if the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. During the fall of 2004, an underground exploration program was initiated by Wolfden to complete the work requirement of Wolfden (later transferred to the Company) for the acquisition of 50% of the property.

The dewatering of the mine was completed during the first quarter of 2005 and, from April 6, 2005 to July 26, 2005, sixty-nine diamond drill holes (BQ size) were completed for a total of 13,345.55 m (44,977.36 ft). Out of the sixty-nine holes drilled during the 2005 drill campaign, forty holes have intercepted composite grades over a cut-off of 3.43 g/t Au (0.10 oz/t Au) on a minimum horizontal width of 1.5 m (5 ft). The highlights of the program were as follows:

         - Eight holes intercepted a mineralized interval having a horizontal width over 6 m (20 ft): 6.97 g/t Au over 7.92 m; 13.08 g/t Au over
              7.62 m; 7.03 g/t Au over  6.40 m;  9.72 g/t Au over 7.92 m;  12.62 over 6.10 m;  9.88 g/t Au over  7.92 m;  10.35 g/t Au over 8.53 m;
              and 7.40 g/t Au over 8.23 m.

         - Fourteen composite mineralized intervals have a grade higher than 10 g/t Au (0.29 oz/t Au): 14.84 g/t Au over 1.98 m; 14.31 g/t Au over 5.64 m;  17.76 g/t Au over 3.66 m;  16.83 g/t Au over 3.05 m;
              14.22 g/t Au over 4.57 m;  16.36 g/t Au over 1.52 m;  16.00 g/t Au over 2.29 m;  10.35 g/t Au over 8.53 m; and 26.47 g/t Au over 1.52
              m.

         - For the overall program and from the twenty-nine holes that did not intercept a significant grade, nine holes do not seem to have reached the targeted area. From these nine holes: two holes ended in the O'Brien granite (holes 12-43 and 12-47); one hole was dyked out (porphyritic monzonite intercepted at the location of the "Main" zone); one hole was planned to reach the O'Brien granite contact at depth and not the "Main" zone (hole 12-116); two holes were planned using a natural deviation which did not happen (holes 12-94 and 12-96); finally three holes appeared to be too short according to the final geological interpretation (holes 12-71, 12-77, and 12-91).

The drill program has greatly enhanced the understanding of the geological structure at depth and has led to the generation of significant new drill targets. This knowledge has the potential to significantly increase resource tonnage. Geological review has demonstrated that significant increase in both gold grade and thicknesses appeared particularly at the intersection between major structures.

On September 28, 2005, Metanor Resources Inc. ("Metanor") and the Company jointly announced that the Company had satisfied its work commitments and other obligations to acquire an undivided 50% participating interest in and have agreed to jointly explore, develop and operate the Bachelor Lake Property as a 50:50 joint venture (the "BLJV"). Under the terms of this agreement, a management committee has been put into place to jointly manage and make decisions in respect of all activities associated with the project.

In August 2005, Metanor announced that it had received the required authorizations to acquire two properties adjacent to its Bachelor Lake Property. The first property was acquired from MJL Explorations and J. Hansen and comprises two blocks of claims located respectively to the north and to the west of its Bachelor Lake Property. It includes 88 mining claims and covers a 2,286.69 hectare surface area. In reference to the second property, Aur Resources Inc. ("Aur") and Metanor signed an option agreement, which will allow Metanor to purchase the Hewfran claims adjacent to the Bachelor Lake Property (immediately adjoining the Bachelor Mine infrastructures to the west) and covering a 683 hectare surface area.

The BLJV has the right to acquire 100% of the Hewfran claims from Aur subject to a commitment to invest a total amount of $1,600,000 in mineral exploration work on the property over a 3-year period ($200,000 in the first year, $400,000 in the second year and $1,000,000 in the third year). The BLJV will also have to pay a total amount of $375,000 over the course of those three years ($75,000 upon signing, $100,000 after 24 months and $200,000 after 36 months); The BLJV has the choice to either pay in cash or by issuing shares from its capital stock. The transaction also includes a 2% NSR, of which 1% can be repurchased in counterpart for the sum of $1,000,000. Metanor, for the first payment, will issue 99,180 common shares (which represent the amount of $75,000) according to the calculation method agreed upon in the option agreement.

During October 2005, a 7,500 m surface exploration program was commenced to investigate the gold potential in target areas within the Bachelor "mineralized corridor" west of the Bachelor Mine. A total of 5 holes have tested the historic West Zone at shallow and intermediate depths along the postulated plunge direction of the mineralization. The West Zone lies 2,500 ft west of the Bachelor Mine and represents a well-defined zone of gold mineralization drilled by Aur in the late 1980's. The West Zone has recently been incorporated into an updated resource calculation that includes both the East Zone deposit and the Bachelor Mine. A total of six holes have been used to test for extensions of gold mineralization below the East Zone that lies about 1,000 ft west of the Bachelor Mine. The East Zone was also historically tested by Aur Resources. The holes have been collared to intercept the postulated down plunge extension to the east, in synchronicity to the overall plunge observed at Bachelor and below mineralization discovered within the central portion of the East Zone. The surface drill program will be complete early in 2006 and it is expected that program results will be available by mid-January.

In addition to the potential for new discoveries at Bachelor Lake, the regional exploration is also deemed to be excellent. High priority targets are found east of the O'Brien Stock representing the original Bachelor gold showing. A combination of induced polarization ("IP") geophysics and diamond drilling can be used to trace the mineralization along strike and at depth. A series of VLF-EM geophysical anomalies south of the Bachelor Mine require upgrading with IP surveying and diamond drilling. Anomalous gold mineralization found in widely spaced drill holes southeast of the O'Brien Stock also represent excellent exploration targets.

In December 2005, a new NI 43-101 report was issued by InnovExplore Inc. and resulted in a revised resource estimate that integrated all available data from both the Bachelor Lake and the Hewfran properties.


                                 TONNES       GRADE         CONTAINED GOLD
                                  (T)         (G/T)              (OZ)

        Measured                192,594        8.80             54,504
        Indicated               648,997        7.49            156,352
                                -------                        -------
        Total M & I             841,591        7.79            210,857
                                =======                        =======

        Inferred                426,148        6.52             89,356
                                =======                        =======
The effective date of the estimate is October 5, 2005. It should also be noted that these resources are undiluted and some resource blocks may be locked in pillars. The estimate included six gold-bearing zones and covers the Bachelor Lake, Hewfran East and West areas. The resources were compiled using a cut-off grade of 3.43 g/t Au, a fixed density of 2.755 g/cm3 and a minimum horizontal width of 1.5 m. High grades were capped at 51.4 g/t Au for the "Main" zone, and to 34.3 g/t Au for the "A", "B", "C", "A" West and "B" West zones and were done on 0.75 m drill hole composite interval. Scoping studies are currently underway to assess the economic potential of these resources and to establish immediate exploration strategies.

The NI 43-101 has concluded that the project has significant exploration potential and recommends a two-stage work plan designed to expand the current resource base while advancing the project to feasibility level.

QUARTER MOON LAKE PROPERTY, MANITOBA

On February 9, 2005, the Company entered into a letter of intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property in Manitoba, Canada. The property comprises five mining claims covering a total of 1,072 hectares. It is located in north-central Manitoba, 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake.

Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property by: paying $40,000 cash (paid), issuing 50,000 common shares (issued), completing a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $300,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

The Quarter Moon Lake Property includes the recently discovered Emily gold showing. The Emily gold showing comprises gold mineralization that is exposed intermittently over a strike length of 29 metres. In 2004 the showing was opened by blasting in three places and grab samples from the blast pits returned values from a few ppb to 29 g/t gold.

EL discovered the zone in 2002 when searching for the sources of extensive gold anomalies in lake sediments along the important Loonhead Lake-Snow Lake fault system. This regional fault system is closely associated with several gold deposits and showings (New Britannia/Noracme, Puffy Lake, Nokomis Lake, Evans Lake, Wood Lake).

A 1,600 metre program of diamond drilling was carried out in late summer to test the Emily showing. A mineralized zone some 300 m was delineated but was quite thin and in most cases the zone was cut out by pegmatites. The best intersection was approximately 1.5 m at a grade of approximately 2 g/t. Drilling was suspended until such time as additional geophysics can be carried out to better define the extent of the mineralization to the north.

Following the drill results from Emily it was decided to move the drill to an area within the LOI Area of Influence and located close to Meat Lake that has also indicated extensive gold anomalies in lake sediments. Claims in this area are controlled by Hudson Bay Exploration and Development Company Limited ("HBED") requiring that EL enter into a confidentiality agreement to allow relevant drill data to be made. HBED undertook to prepare a draft Letter of Intent to option FUD 54672, FUD 54673 and FUD54487 (the Fud Claims) to EL but this agreement has not yet been executed.

During 2006, the Company will consider expanding the existing LOI with EL with a view to including several additional claim blocks that were also staked by EL to follow up on gold anomalies in lake sediments.

SHERRIDON VMS PROPERTY, MANITOBA

During the Quarter Moon Lake Property gold exploration, the Company and EL became aware of an opportunity for the Company to stake open ground in an adjacent area that is considered to be one of the most prospective VMS exploration areas in Canada. This area includes the Sherridon geological block that hosted the Sherritt Gordon mine that produced 7.7 mt of ore containing more than 225,000 t of copper and zinc and 75,000 oz gold. Additionally, there is now compelling geological evidence that suggests that the Sherridon and Meat Lake areas are actually faulted off from the famous Snow Lake mining camp that has produced more than 2 mt of copper and zinc metal and almost 2 m oz gold. The Sherritt Gordon mine however left behind an environmental legacy that has acted as a major deterrent to exploration since its closure in 1951.

Recognizing the exploration potential of the area, the Company submitted a plan to the Manitoba Government and the Community of Sherridon that would encourage exploration and stimulate the local economy. This plan was accepted and the Company obtained Ministerial approval and Community endorsement to stake the entire Sherridon area with a view to initiate a multidisciplinary exploration effort. The Manitoba Government has also issued a letter that indemnifies the Company, and its potential future development partners, from any environmental liability associated with the old Sherritt Gordon mine tailings.

The Company currently controls close to 10,000 hectares of land in the area, and under the technical direction of Eckart Buhlmann, an exploration team has been assembled and the 2006 exploration plan is being developed. This is an extremely large and complex project that will require considerable data acquisition and compilation. The Company will utilize newly released government assessment data that has been held in confidence for many years and has also entered into discussion with other stakeholders to ensure that all available data is fully utilized. New structural and stratolithographic models will be developed and will be used as a means of filtering the abundance of old geophysical data. A new airborne gravity gradiometry survey using modern techniques is also planned for spring 2006. This new geophysical data will be analyzed together with new geological models, and old geophysical data, to develop drill targets for fall 2006.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004 and 2003 fiscal years included the accounts of the Company and its wholly-owned subsidiaries. Effective August 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries. The Company did not have any subsidiaries during the 2005 fiscal year.

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                                              YEARS ENDED AUGUST 31,
                                   --------------------------------------------
                                       2005            2004            2003
                                         $               $               $
OPERATIONS:

Revenues                                 31,331          82,042          69,224
Income (loss)                          (368,110)       (257,022)     (1,472,642)
Basic and diluted
     income (loss) per share              (0.02)          (0.05)          (0.50)
Dividends per share                           -               -               -

                                              YEARS ENDED AUGUST 31,
                                   --------------------------------------------
                                       2005            2004            2003
                                         $               $               $
BALANCE SHEET:

Working capital (deficit)               506,811         278,710          (2,128)
Total assets                         23,928,682         417,581          93,085
Total long-term liabilities          14,266,500               -       1,019,012

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                              -------------------------------------------------   -------------------------------------------------
                                                 FISCAL 2005                                         FISCAL 2004
                              -------------------------------------------------   -------------------------------------------------
                                AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 29       NOV 30
                                   $            $            $            $            $            $            $            $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           5,549       13,016       12,323          443       19,930       15,723       27,169       19,220
Net income (loss)               (343,202)    (257,398)     485,859     (253,369)    (166,197)     (18,485)     (63,432)      (8,908)
Basic and diluted
  income (loss) per share          (0.01)       (0.01)        0.03        (0.03)       (0.03)       (0.00)       (0.02)       (0.00)
Dividends per share                    -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital (deficiency)     506,811      821,010    4,809,864        7,121      278,710      328,466      177,433       (3,595)
Total assets                  23,928,682   22,474,879    6,346,291      318,900      417,581      339,861      296,846      106,282
Total long-term liabilities   14,266,500   13,314,000            -            -            -            -    1,078,571    1,023,047
                              -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

During the year ended August 31, 2005 ("fiscal 2005"), the Company reported a net loss of $368,110, an increase in net loss of $111,088 from the $257,022 loss reported during the year ended August 31, 2004 ("fiscal 2004"). Although there was no significant overall increase in the net loss, fiscal 2005 reflects a $1,329,000 future income tax recovery ($nil in 2004) offsetting the $379,420 increase in stock-based compensation and $876,737 increase in general and administrative expenses experienced in fiscal 2005.

During fiscal 2004, the Company recorded $81,347 in oil and gas revenues. Production costs of $21,832 was incurred and depletion of $10,441 was recorded for fiscal 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests. Accordingly, no oil and gas activities occurred In fiscal 2005.

General and administrative costs increased in fiscal 2005 by $876,737, from $183,539 in fiscal 2004 to $1,060,276 in fiscal 2005 as follows:

                                                            2005         2004
                                                              $            $

Accounting and administration                               81,450       63,638
Advertising and related                                     17,679        3,778
Consulting and professional fees                           192,534       27,500
Filing fees and transfer agent                              38,220       27,077
Investment conferences                                     169,776        2,248
Investor relations and shareholder communications          162,259        5,386
Legal and audit                                             88,418       34,324
Office and general                                          71,477        2,825
Office rent and operating costs                             29,760        3,367
Printing                                                    18,036          932

                                                            2005         2004
                                                              $            $


Salaries and benefits                                       89,864        3,217
Telephone                                                   14,719        1,633
Travel and related costs                                    72,521        2,614
Website and internet costs                                  13,563        5,000
                                                        ----------   ----------
                                                         1,060,276      183,538
                                                        ==========   ==========

General and administration expenses increased in fiscal 2005 due to increased activities relating to the Company's property acquisitions and financing activities and increased shareholder communications and investor relations activities. Significant expenditures in fiscal 2005 include $60,571 (2004 - $23,324) for legal costs incurred, primarily for the continuance of the
Company's domicile from the Yukon Territory to British Columbia, extra-provincial registrations and preparation of the Company's information circular and regulatory filings and $27,847 (2004 - $11,000) for audit related costs; $38,220 (2004 - $27,077) for transfer agent and regulatory filings for the Company's Annual General Meeting and various financing and property filings; $192,534 (2004 - $27,500) for consulting and professional fees provided on corporate development and services to introduce the Company to the investment community in Canada, United States and Europe; $162,259 (2004 - $5,386) for shareholder communications costs; $169,776 (2004 - $2,248) for attendance and presentations at numerous investment conferences in Canada and the United States; $13,563 (2004 - $3,217) for website design and maintenance costs; $72,521 (2004 - $2,614) for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $71,477 (2004
- $2,845) for office and miscellaneous; and $89,864 (2004 - $3,217) for salaries and benefits paid to the President of the Company. Commencing July 2004, the Company rented office space to accommodate its personnel. In fiscal 2005, the Company paid $29,760 (2004 - $3,367) for the office rent and occupancy costs. Accounting and administration expenses of $81,450 (2004 - $63,638) was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company.

In fiscal 2005, the Company recorded a non cash stock-based compensation charge of $559,031, compared to $179,611 in fiscal 2004. The calculation is based on the fair value of stock options granted by the Company using the Black- Scholes option pricing model, which uses estimates and assumptions. It does not necessarily provide a reliable measure of the fair value of the Company's stock options. During fiscal 2005, the Company granted 1,078,000 options with a weighted average exercise price of $0.92 per share, compared to fiscal 2004 when the Company granted 810,000 options with a weighted average exercise price of $0.61 per share.

During fiscal 2005, the Company completed a number of private placement financings whereby it issued a total of 7,324,894 common shares for $6,688,797 cash proceeds. Of the total financings, 4,626,364 common shares were conducted on a flow-through share basis. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements have been renounced by the Company to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and resulted in a $1,566,000 reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended. During fiscal 2005, the Company incurred a $40,000 Part XII.6 tax expense on the monthly unspent balance of flow-through funds. All of the flow-through funds were spent by May 31, 2005.

The Company also received a further $253,100 from the exercise of warrants to purchase 1,048,500 common shares.

During fiscal 2005, the Company completed the following property agreements:

i) acquired a 100% interest in the Duport Property by paying $250,000 cash, issuing 1,000,000 common shares, at a fair value of $1,210,000, and issued $8 million in redeemable preferred shares;

ii) acquired an option in a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 1,400,000 common shares. The Company also reimbursed Wolfden for $1,993,123 of exploration costs incurred by Wolfden by paying $1,293,123 cash and issued 700,000 common shares; and

iii) acquired an option to earn up to an 80% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash and issued 50,000 common shares.

During fiscal 2005, the Company recorded a total of $17,690,832 for mineral property acquisition costs, of which $2,320,000 was attributed to the 2,450,000 common shares issued, $8 million for the redeemable preferred shares, $940,000 for cash payments, $385,207 for legal costs, a $5,091,000 future income tax adjustment for the tax free roll- over of the Duport Property, $900,500 for the Company's estimated reclamation obligation on the Bachelor Lake Property, $12,458 for claims staking and lease rental costs and $41,667 for capitalized dividend. The Company also recorded a total of $4,992,595 for exploration expenditures, which included the $1,293,123 cash reimbursement and $525,000 attributed to the 700,000 common shares issued. Detailed discussion of the Company's exploration activities conducted are discussed in "Exploration Projects".

As a result of the application of previously unrecognized losses, the Company has since recognized a future income tax recovery and a reduction of the future income tax liability of $1,329,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at August 31, 2005, the Company had working capital of $506,811.

The Company has financed a significant portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to stock capital and the related exploration costs have been charged to resource properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital. As of August 31, 2005, the Company had incurred all of its $4.4 million spending commitment related to flow-through shares issuances made. During September 2005, the Company completed a further private placement of 3,293,070 flow- through units, comprising of flow-through common shares and warrants, for $2,305,149 and 1,980,166 units, comprising of common shares and warrants, for $1,188,100. The Company anticipates that further exploration on its mineral properties will enable the Company to satisfy 100% of the spending commitment.

As at August 31, 2005, the Company had received $958,950 relating to the September 2005 private placement. Accordingly, the remaining $2,534,299 was received in September 2005. Although final budgets have not been completed, the Company expects to continue significant exploration work on its Bachelor Lake and Duport Properties and commence exploration activities on its newly acquired Sheridan VMS Project. Total anticipated exploration costs for fiscal 2006 is expected to be approximately $4.7 million. The Company will require additional financings to maintain its core operations and planned exploration. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company leases an office premise, expiring February 29, 2008. The minimum annual rental amounts to approximately $30,000.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective September 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations". Under this Section, future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re- measurement at each reporting period.

The Company, where possible, has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2005, the Company was charged $158,350 (fiscal 2004 - $69,638) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. As at August 31, 2005, accounts payable and accrued liabilities include $24,369 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

Mr. Chris Brown has been with the Company since November 5, 2004, and effective February 17, 2005, was appointed Manager of Corporate Development, and is responsible for the day to day investor relations activities. The Company has retained, on a part time basis and on a contract basis, a number of assistants during fiscal 2005. A number of other consultants were also retained during fiscal 2005, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America. A total of $192,534 was paid for professional and consulting services rendered for corporate development, $`7,679 for advertising, $169,776 for investment conferences, $162,259 for investor relations and shareholder communications and $18,036 for printing costs associated with investor materials and pamphlets.

During fiscal 2005 the Company was active in providing corporate awareness given the commencement of its work programs. The Company has used web based advertising including Stockhouse, Stockwatch and Mac Report.

The Company was active in attending and presenting at a number of investment conferences including the Cambridge House trade shows in Vancouver and Calgary, The Friedland Capital road shows visiting four cities, European presentations and the PDAC Conference in Toronto.

The Company maintains a web site at WWW.HALORES.COM .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at December 23, 2005 , there were 26,774,383 issued and outstanding common shares, 2,543,000 stock options outstanding and exercisable, at an exercise price ranging from $0.60 to $0.96 per share, and 12,511,396 warrants outstanding, with exercise prices ranging from $0.70 and $1.25 per share.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Marc Cernovitch, President and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd. (the issuer) for the period ending August 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:    December 23, 2005


         /s/ MARC CERNOVITCH
         -------------------
         Marc Cernovitch,
         President & CEO

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Nick DeMare, Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd. (the issuer) for the period ending August 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:    December 23, 2005


         /s/ NICK DEMARE
         -----------------------
         Nick DeMare,
         Chief Financial Officer